Exhibit 21.1

LIST OF SUBSIDIARIES OF FRANKLIN BSP REAL ESTATE DEBT, INC.

Name of Subsidiary	Jurisdiction of Organization

FBRED REIT Real Estate Debt OPCO, LLC	Delaware
FBRED REIT High Yield Securities, LLC	Delaware
FBRED REIT Equity, LLC	Delaware
FBRED REIT Finance, LLC	Delaware
FBRED REIT TRS, LLC	Delaware
FBRED REIT Real Estate Debt OPCO, LLC	Delaware